EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ECI Telecom Ltd.

We consent to the use of our report dated March 9, 2006, with respect to the consolidated balance sheets of ECI Telecom Ltd. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the report on Form 6-K of ECI Telecom Ltd. furnished to the Securities and Exchange Commission on
March 20, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel Aviv, Israel
June 5, 2006